1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 25, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

VOLUNTARY ANNOUNCEMENT

UPDATE ON THE SIMANDOU PROJECT

References are made to the announcements of Aluminum Corporation of China Limited* (the "Company") dated 29 July 2010 and 26 April 2011 in respect of the Joint Development Agreement entered into by the Company and Rio Tinto for the development and operation of the Simandou Project in Guinea in west Africa and the Settlement Agreement entered into by Rio Tinto and the Government of Guinea regarding the Simandou Project, respectively.

On 25 October 2011, the board of directors of the Company (the "Board") considered and approved the signing by the Company of, and the Company entered into, the Side Letter with Rio Tinto to amend the terms of the Joint Development Agreement in order to give effect to the terms of the Settlement Agreement.

References are made to the announcements of the Company (the "Announcements") dated 29 July 2010 and 26 April 2011 in respect of the Joint Development Agreement entered into by the Company and Rio Tinto for the development and operation of the Simandou Project in Guinea in west Africa and the Settlement Agreement entered into by Rio Tinto and the Government of Guinea regarding the Simandou Project, respectively. Capitalised terms used herein have the same meanings as defined in the Announcements unless otherwise specified.

On 29 July 2010, the Company and Rio Tinto entered into the Joint Development Agreement pursuant to which the Company will acquire by stages up to a 47% equity interest in the JV Co. which will hold 95% interest in the Project Company for the development of the Simandou Project with the Government of Guinea entitled to exercise the GoG Option to acquire up to 20% stake in the Project Company. On 22 April 2011, Rio Tinto and the Government of Guinea signed a settlement agreement (the "Settlement Agreement") pursuant to which, among other things, the Government of Guinea was given five separate options, exercisable within certain set time periods and within 20 years from the grant of the Presidential Decrees, to acquire up to a total of 35% stake in the Project Company.

UPDATE ON THE SIMANDOU PROJECT

The Board wishes to announce that on 25 October 2011, the Board considered and approved the signing by the Company of, and the Company entered into, a side letter (the "Side Letter") with Rio Tinto to amend the terms of the Joint Development Agreement in order to give effect to the Settlement Agreement. Such amendments include, among other things, the following:

*	the extension of the period for satisfaction of the conditions precedent of the Joint Development Agreement, with the period expected to end not later than mid-March 2012;

*	the addition of the delivery of a preliminary engineering assessment report for the Simandou Project by Rio Tinto to the Company as a condition precedent of the Joint Development Agreement;

*

the inclusion of the settlement sum of USD 700 million paid by the Project Company under the Settlement Agreement other than the International Finance Corporation's 5% share of settlement sum based on its equity interest in the Project Company (i.e. USD 665 million) to the first call on the Company's Sole Funding Obligation (without changing the total amount of the Sole Funding Obligation); and

*	the consequential amendments of the milestone dates following which the Company will progressively acquire its equity interest in the JV Co.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
25 October 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary